FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                January 09, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: December Output Statement dated
              09 January 2004



BRITISH ENERGY plc

DECEMBER OUTPUT STATEMENT

A summary of net output from British Energy's UK power stations in December is given in the table below, together with comparative data for the previous financial year:


                          2002/03                             2003/04
               December         Year to Date        December         Year to Date
                       Load              Load                Load             Load
            Output    Factor   Output   Factor   Output     Factor   Output  Factor
             (TWh)      (%)    (TWh)     (%)     (TWh)       (%)     (TWh)     (%)

  Nuclear    5.91       83    45.93      73       5.18        73     47.99     76

  Coal       0.85       59     3.80      30       0.91        63     4.77      37



Nuclear

Planned Outages

  - Low load refuelling was carried out on both reactors at Torness and on one reactor each at Hunterston B and Heysham 2.
  - A refuelling outage was completed on one reactor each at Dungeness B and Hartlepool.

Unplanned Outages

  - Both units at Heysham 1 remained shutdown following the failure of a seawater cooling pipe. We believe that the outage on both units is likely to continue into mid-February 2004 as previously advised.

AmerGen

  - The sale of British Energy's 50% interest in AmerGen to Exelon was completed on 22 December. The annual output from AmerGen up to 21 December was 14.1 TWh.

CONTACTS
Andrew Dowler           0207 831 3113                    (Media Enquiries)
Paul Heward             01355 262 201                    (Investor Relations)


Find this News Release on our web-site: www.british-energy.com


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  January 09, 2004                    BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations